Q2 FY2023
ENDAVA ANNOUNCES SECOND QUARTER FISCAL YEAR 2023 RESULTS

Q2 FY2023
30.2% Year on Year Revenue Growth to £205.2 million
23.4% Revenue Growth at Constant Currency
IFRS diluted EPS £0.26 compared to £0.27 in the prior year comparative period
Adjusted diluted EPS £0.57 compared to £0.46 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company") a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended December 31, 2022, the second quarter of its 2023 fiscal year ("Q2 FY2023").

“Endava reported another solid quarter for Q2 FY2023 as demand for our services across all regions and verticals in which we operate remained healthy,” said John Cotterell, Endava's CEO. "Even with the global economic uncertainty, digital transformation remains a priority for our clients and they value the transformation services we are delivering. Demand from new and existing clients continued to drive revenue growth in the quarter, leading to a revenue increase of 23.4% in constant currency for Q2 FY2023.”

SECOND QUARTER FISCAL YEAR 2023 FINANCIAL HIGHLIGHTS:
•Revenue for Q2 FY2023 was £205.2 million, an increase of 30.2% compared to £157.7 million in the same period in the prior year.
•Revenue growth rate at constant currency (a non-IFRS measure)* was 23.4% for Q2 FY2023, compared to 53.4% in the same period in the prior year.
•Profit before tax for Q2 FY2023 was £20.3 million, compared to £19.1 million in the same period in the prior year.
•Adjusted profit before tax (a non-IFRS measure)* for Q2 FY2023 was £41.9 million, compared to £33.0 million in the same period in the prior year, or 20.4% of revenue, compared to 20.9% of revenue in the same period in the prior year.
•Profit for the period was £15.0 million in Q2 FY2023, resulting in a diluted EPS of £0.26, compared to profit of £15.4 million and diluted EPS of £0.27 in the same period in the prior year.

Q2 FY2023
•Adjusted profit for the period (a non-IFRS measure)* was £33.2 million in Q2 FY2023, resulting in adjusted diluted EPS (a non-IFRS measure)* of £0.57, compared to adjusted profit for the period of £26.5 million and adjusted diluted EPS of £0.46 in the same period in the prior year.

CASH FLOW:
•Net cash from operating activities was £40.9 million in Q2 FY2023, compared to £35.0 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure)* was £37.0 million in Q2 FY2023, compared to £31.2 million in the same period in the prior year.
•At December 31, 2022, Endava had cash and cash equivalents of £185.3 million, compared to £162.8 million at June 30, 2022.
* Definitions of the non-IFRS measures used by the Company and a reconciliation of such measures to the related IFRS financial measure can be found under the sections below titled “Non-IFRS Financial Information” and “Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures.”

OTHER METRICS FOR THE QUARTER ENDED DECEMBER 31, 2022:
•Headcount reached 12,183 at December 31, 2022, with 11,107 average operational employees in Q2 FY2023, compared to a headcount of 10,391 at December 31, 2021 and 9,167 average operational employees in the same quarter of the prior year.
•Number of clients with over £1 million in revenue on a rolling twelve month basis was 156 at December 31, 2022, compared to 107 at December 31, 2021.
•Top 10 clients accounted for 31% of revenue in Q2 FY2023, compared to 34% in the same period in the prior year.
•By geographic region, 33% of revenue was generated in North America, 23% was generated in Europe, 39% was generated in the United Kingdom and 5% was generated in the rest of the world in Q2 FY2023. This compares to 35% in North America, 21% in Europe, 41% in the United Kingdom and 3% in the rest of the world in the same period in the prior year.
•By industry vertical, 53% of revenue was generated from Payments and Financial Services, 22% from TMT and 25% from Other in Q2 FY2023. This compares to 51% from Payments and Financial Services, 25% from TMT and 24% from Other in the same period in the prior year.

Q2 FY2023

OUTLOOK:
Third Quarter Fiscal Year 2023:
Endava expects revenues will be in the range £201.0 million to £203.0 million, representing constant currency revenue growth of between 14.0% and 15.0%. Endava expects adjusted diluted EPS to be in the range of £0.52 to £0.54 per share.

Full Fiscal Year 2023:
Endava expects revenues will be in the range of £812.0 million to £817.0 million, representing constant currency growth of between 19.0% and 20.0%. Endava expects adjusted diluted EPS to be in the range of £2.20 to £2.25 per share.

This above guidance for Q3 Fiscal Year 2023 and the Full Fiscal Year 2023 assumes the exchange rates at the end of January 2023 (when the exchange rate was 1 British Pound to 1.23 US Dollar and 1.14 Euro).

Endava is not able, at this time, to provide an outlook for IFRS diluted EPS for Q3 FY2023 or FY2023 because of the unreasonable effort of estimating on a forward-looking basis certain items that are excluded from adjusted diluted EPS, including, for example, share-based compensation expense, amortisation of acquired intangible assets and foreign currency exchange (gains)/losses, the effect of which may be significant. Endava is also not able, at this time, to reconcile to an outlook for revenue growth not at constant currency because of the unreasonable effort of estimating foreign currency exchange (gains)/losses, the effect of which may be significant, on a forward-looking basis.

The guidance provided above is forward-looking in nature. Actual results may differ materially. See the cautionary note regarding “Forward-Looking Statements” below.

RECENT BUSINESS HIGHLIGHTS:
•On February 9, 2023, Endava announced the successful closing of a £350 million unsecured, multicurrency revolving credit facility. This facility is for general business purposes, including future capital investments and development activities. The facility replaced Endava’s previous unsecured revolving credit facility of £200 million, which was

Q2 FY2023
due to expire on October 12, 2024. It also provides for uncommitted accordion options for up to an aggregate of £150 million in additional borrowing and has two renewal options for one year each.

•On October 6, 2022, Endava announced the acquisition of Lexicon Digital Pty Ltd and Lexicon Consolidated Holdings Pty Ltd, headquartered in Melbourne, Australia (“Lexicon”). Lexicon is an Australian-based technology consulting, design and engineering firm who partners with clients to build new digital solutions or accelerate digital transformation programs across enterprise systems, products and IoT using an agile delivery methodology. Lexicon’s clients include Australia’s market leaders in the insurance and wealth management sectors and an array of companies in other sectors, including entertainment, retail, agribusiness and automotive. Lexicon has 127 billable staff member in Australia (with offices in Melbourne and Sydney) and Vietnam (Ho Chi Minh).

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am ET today, February 14, 2023, to review its Q2 FY2023 results. To participate in Endava’s Q2 FY2023 earnings conference call, please dial in at least five minutes prior to the scheduled start time (844) 481-2736 or (412) 317-0665 for international participants, Conference ID: Endava Call
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Tuesday, March 14, 2023.

Q2 FY2023

ABOUT ENDAVA PLC:
Endava is reimagining the relationship between people and technology. By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of product & technology strategies, intelligent experiences, and world class engineering to help clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions.
Endava services clients in Payments and Financial Services, TMT, Consumer Products, Retail, Mobility and Healthcare. As of December 31, 2022, 12,183 Endavans served clients from locations in Asia-Pacific, Middle East, North America and Western Europe and delivery locations in Argentina, Bosnia & Herzegovina, Bulgaria, Colombia, Croatia, Malaysia, Mexico, Moldova, North Macedonia, Poland, Romania, Serbia, Slovenia, Uruguay and Vietnam.

NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Condensed Consolidated Statements of Comprehensive Income, Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Cash Flow presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance. These measures include: revenue growth rate at constant currency, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.

Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal quarter ended December 31, 2021 were used to convert revenue for the fiscal quarter ended December 31, 2022 and the revenue for the comparable prior period.

Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange (gains)/losses and fair

Q2 FY2023
value movement of contingent consideration, all of which are non-cash items. Adjusted PBT margin is Adjusted PBT as a percentage of total revenue.

Adjusted profit for the period is defined as Adjusted PBT together with the tax impact of these adjustments.

Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.

Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).

Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.

FORWARD-LOOKING STATEMENTS:
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s projected financial performance for the third fiscal quarter of fiscal year 2023 and the full fiscal year 2023. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s business, results of operations and financial condition may be negatively impacted by

Q2 FY2023
the Russia-Ukraine armed conflict or if general economic conditions in Europe, the United States or the global economy continue to worsen, including increased inflation; Endava’s ability to manage its rapid growth or achieve anticipated growth; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favorable pricing and utilization rates; Endava’s ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to collect on billed and unbilled receivables from clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s ability to maintain an effective system of disclosure controls and internal control over financial reporting; and Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report filed with the SEC on October 31, 2022. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava Plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q2 FY2023
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six Months Ended December 31		Three Months Ended December 31
	2022	2021	2022	2021
	£’000	£’000	£’000	£’000
REVENUE	401,410	305,133	205,241	157,668
Cost of sales
Direct cost of sales	(249,253)	(189,292)	(126,282)	(99,806)
Allocated cost of sales	(12,243)	(11,090)	(6,460)	(5,800)
Total cost of sales	(261,496)	(200,382)	(132,742)	(105,606)
GROSS PROFIT	139,914	104,751	72,499	52,062
Selling, general and administrative expenses	(76,242)	(59,624)	(37,364)	(31,981)
Net impairment losses on financial assets	(3,644)	(1,812)	(2,340)	(651)
OPERATING PROFIT	60,028	43,315	32,795	19,430
Net Finance income / (expense)	(1,189)	683	(12,524)	(354)
PROFIT BEFORE TAX	58,839	43,998	20,271	19,076
Tax on profit on ordinary activities	(12,092)	(8,047)	(5,252)	(3,670)
PROFIT FOR THE PERIOD	46,747	35,951	15,019	15,406
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	823	(1,528)	(7,157)	(3,577)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	47,570	34,423	7,862	11,829

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	56,962,777	55,911,086	57,219,704	56,173,171
Weighted average number of shares outstanding - Diluted	57,923,559	57,880,029	57,959,580	58,019,316
Basic EPS (£)	0.82	0.64	0.26	0.27
Diluted EPS (£)	0.81	0.62	0.26	0.27

Q2 FY2023
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2022	June 30, 2022	December 31, 2021(1)
	£’000	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	189,684	145,916	126,316
Intangible assets	55,114	56,189	57,068
Property, plant and equipment	24,768	21,260	17,273
Lease right-of-use assets	62,034	50,818	51,688
Deferred tax assets	13,491	17,218	22,812
Financial assets	1,393	2,276	189
TOTAL	346,484	293,677	275,346
ASSETS - CURRENT
Trade and other receivables	173,750	162,671	143,840
Corporation tax receivable	2,343	2,309	1,193
Financial assets	226	392	444
Cash and cash equivalents	185,323	162,806	114,176
TOTAL	361,642	328,178	259,653
TOTAL ASSETS	708,126	621,855	534,999
LIABILITIES - CURRENT
Lease liabilities	13,768	11,898	11,960
Trade and other payables	96,481	98,252	93,954
Corporation tax payable	4,245	3,477	384
Contingent consideration	6,385	4,183	5,904
Deferred consideration	9,858	10,604	6,838
TOTAL	130,737	128,414	119,040
LIABILITIES - NON CURRENT
Lease liabilities	53,953	43,999	44,648
Contingent consideration	—	4,331	—
Deferred tax liabilities	11,021	10,826	8,901
Deferred consideration	1,407	1,062	2,831
Other liabilities	545	500	191
TOTAL	66,926	60,718	56,571
EQUITY
Share capital	1,150	1,135	1,130
Share premium	21,389	9,152	4,541
Merger relief reserve	30,003	30,003	30,003
Retained earnings	462,767	398,102	338,996
Other reserves	(4,691)	(5,514)	(15,127)
Investment in own shares	(155)	(155)	(155)
TOTAL	510,463	432,723	359,388
TOTAL LIABILITIES AND EQUITY	708,126	621,855	534,999

Q2 FY2023

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended December 31		Three Months Ended December 31
	2022	2021	2022	2021
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	46,747	35,951	15,019	15,406
Income tax charge	12,092	8,047	5,252	3,670
Non-cash adjustments	24,974	32,970	18,875	18,228
Tax paid	(10,047)	(5,701)	(8,437)	(3,468)
Net changes in working capital	(7,635)	(16,396)	10,186	1,126
Net cash from operating activities	66,131	54,871	40,895	34,962

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(7,591)	(7,398)	(4,148)	(3,836)
Proceeds from disposal of non-current assets	16	171	(3)	59
Payment for acquisition of subsidiary, net of cash acquired	(32,397)	(611)	(32,397)	—
Interest received	797	20	432	11
Net cash used in investing activities	(39,175)	(7,818)	(36,116)	(3,766)

FINANCING ACTIVITIES
Proceeds from sublease	237	277	92	142
Repayment of lease liabilities	(6,491)	(7,123)	(3,392)	(3,322)
Interest paid	(423)	(475)	(206)	(226)
Grant received	220	43	220	42
Issue of shares	2,266	4,299	2,245	4,299
Net cash (used in)/from financing activities	(4,191)	(2,979)	(1,041)	935
Net change in cash and cash equivalents	22,765	44,074	3,738	32,131

Cash and cash equivalents at the beginning of the period	162,806	69,884	182,395	82,034
Exchange differences on cash and cash equivalents	(248)	218	(810)	11
Cash and cash equivalents at the end of the period	185,323	114,176	185,323	114,176

Q2 FY2023
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH RATE AT CONSTANT CURRENCY:

	Six Months Ended December 31		Three Months Ended December 31
	2022	2021	2022	2021
REVENUE GROWTH RATE AS REPORTED UNDER IFRS	31.6%	52.3%	30.2%	49.8%
Foreign exchange rates impact	(6.9%)	4.6%	(6.8%)	3.6%
REVENUE GROWTH RATE AT CONSTANT CURRENCY	24.6%	56.9%	23.4%	53.4%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Six Months Ended December 31		Three Months Ended December 31
	2022	2021	2022	2021
	£’000	£’000	£’000	£’000

PROFIT BEFORE TAX	58,839	43,998	20,271	19,076
Adjustments:
Share-based compensation expense	15,909	20,916	6,365	11,758
Amortisation of acquired intangible assets	6,207	4,941	3,188	2,480
Foreign currency exchange (gains) / losses, net	7,533	(2,060)	14,947	(303)
Fair value movement of contingent consideration	(7,143)	—	(2,894)	—
Total adjustments	22,506	23,797	21,606	13,935
ADJUSTED PROFIT BEFORE TAX	81,345	67,795	41,877	33,011

PROFIT FOR THE PERIOD	46,747	35,951	15,019	15,406
Adjustments:
Adjustments to profit before tax	22,506	23,797	21,606	13,935
Tax impact of adjustments	(4,734)	(4,977)	(3,404)	(2,870)
ADJUSTED PROFIT FOR THE PERIOD	64,519	54,771	33,221	26,471

Diluted EPS (£)	0.81	0.62	0.26	0.27
Adjusted diluted EPS (£)	1.11	0.95	0.57	0.46

Q2 FY2023

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Six Months Ended December 31		Three Months Ended December 31
	2022	2021	2022	2021
	£’000	£’000	£’000	£’000

Net cash from operating activities	66,131	54,871	40,895	34,962
Adjustments:
Grant received	220	43	220	42
Purchases of non-current assets (tangibles and intangibles)	(7,575)	(7,227)	(4,151)	(3,777)
Adjusted Free cash flow	58,776	47,687	36,964	31,227

Q2 FY2023
SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE

	Six Months Ended December 31		Three Months Ended December 31
	2022	2021	2022	2021
	£’000	£’000	£’000	£’000

Direct cost of sales	10,297	12,675	4,340	7,329
Selling, general and administrative expenses	5,612	8,241	2,025	4,429
Total	15,909	20,916	6,365	11,758

DEPRECIATION AND AMORTISATION

	Six Months Ended December 31		Three Months Ended December 31
	2022	2021	2022	2021
	£’000	£’000	£’000	£’000

Direct cost of sales	8,626	8,024	4,539	4,108
Selling, general and administrative expenses	7,461	6,162	3,843	3,105
Total	16,087	14,186	8,382	7,213

EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

Six Months Ended December 31	Six Months Ended December 31		Three Months Ended December 31
	2022	2021	2022	2021

Closing number of total employees (including directors)	12,183	10,391	12,183	10,391
Average operational employees	11,031	8,825	11,107	9,167

Top 10 customers %	32%	35%	31%	34%
Number of clients with > £1m of revenue (rolling 12 months)	156	107	156	107

Geographic split of revenue %
North America	34%	36%	33%	35%
Europe	22%	20%	23%	21%
UK	40%	41%	39%	41%
Rest of World (RoW)	4%	3%	5%	3%
Industry vertical split of revenue %
Payments and Financial Services	53%	50%	53%	51%
TMT	22%	25%	22%	25%
Other	25%	25%	25%	24%

Q2 FY2023

FOOTNOTES

(1) The Condensed Consolidated Balance Sheet as of December 31, 2021 has been restated to include the effects of IFRIC agenda decision on cloud configuration and customisation costs and to include the effect of revisions arising from provisional to final acquisition accounting for Five and Levvel (refer to note 3C from our Annual Report on Form 20-F for the fiscal year ended June 30, 2022 for details).